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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                (AMENDMENT NO. 5)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              CHECKFREE CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                OPTIONS TO PURCHASE COMMON STOCK, $0.01 PAR VALUE
                         (Title of class of securities)

                                   090181 10 8
                      (CUSIP number of class of securities)

                                 David E. Mangum
              Executive Vice President and Chief Financial Officer
                              CheckFree Corporation
                           4411 East Jones Bridge Road
                             Norcross, Georgia 30092
                            Telephone: (678) 375-3000
             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 Filing Person)

                                   COPIES TO:

                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 227-1953


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation*                      Amount of Filing Fee**
--------------------------------------------------------------------------------
        $119,441,649                                      $9,663
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* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,454,809 shares of Common Stock of CheckFree Corporation having an aggregate value of $119,441,649 will be exchanged pursuant to this offer.
**  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A              Filing Party:     N/A
Form or Registration No.:  N/A              Date Filed:       N/A

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]






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         This is a final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2003, in connection with our offer to exchange certain outstanding stock options to purchase shares of its common stock on the terms and subject to the conditions described in the Offer to Exchange, dated June 17, 2003, as amended. This amendment's sole purpose is to report the results of the tender offer.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4(a) of the Schedule TO, as amended, is hereby further amended and supplemented to add the following:

         The offer expired at 5:00 p.m., Eastern Daylight Time, on Thursday, July 17, 2003. On July 17, 2003, there were options to purchase 1,406,082 shares of common stock eligible to participate in the offer. CheckFree Corporation accepted for exchange options to purchase 1,165,035 shares of common stock. This number represents 83% of the total options eligible to be tendered in the offer. A total of approximately 477 eligible participants elected to exchange an aggregate of options to purchase approximately 93,755 shares of common stock and will receive cash in the aggregate of $585,968.75 (before applicable withholding taxes) in exchange for the cancellation of such eligible options. A total of approximately 317 eligible participants elected to exchange an aggregate of options to purchase approximately 1,071,280 shares of common stock and will receive an aggregate of Restricted Stock Awards for approximately 252,811 shares of common stock (before applicable withholding taxes), which will vest ratably over three years following the expiration date of the offer, in exchange for the cancellation of such eligible options.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                CheckFree Corporation



                                By:     /s/ David E. Mangum
                                   --------------------------------------------
                                   David E. Mangum, Executive Vice President and Chief Financial Officer

                                   July 18, 2003






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